UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nalco Holding Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

62985Q 10 1

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62985Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo/Nalco Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 21,385,745 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 21,385,745 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,385,745 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 15.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Nalco LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 21,385,745 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 21,385,745 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,385,745 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 15.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 21,385,745 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 21,385,745 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,385,745 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 15.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 21,385,745 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 21,385,745 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,385,745 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 15.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 21,385,745 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 21,385,745 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,385,745 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 15.1%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 supplements and amends the Statement on Schedule 13D filed on November 24, 2004 by (i) Apollo/Nalco Acquisition LLC, a Delaware limited liability company (“Apollo LLC”), (ii) AP Nalco L.P., a Delaware limited partnership (“AP Nalco”), (iii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V,” and together with Apollo LLC and AP Nalco, the “Apollo Members”), (iv) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (v) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V,” and together with the Apollo Members, Management and Advisors V, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Nalco Holding Company (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on November 24, 2004.
Responses to each item of this Amendment No. 1 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On August 17, 2005, Nalco LLC sold an aggregate of 29,000,000 shares of Common Stock pursuant to an underwritten offering as discussed in the registration statement on Form S-1 (File No. 333-126642) filed by the Issuer with the Securities and Exchange Commission on July 15, 2005 (thereafter amended on August 2, 4, 9 and 12, 2005, as amended, the “Registration Statement”).  Following such sale, Nalco LLC is the record holder of 61,552,258 shares of Common Stock, which represents approximately 43.4% of the outstanding Common Stock of the Issuer.

The 21,385,745 shares of Common Stock shown as beneficially owned by the Apollo Members in this Amendment No. 1 to Schedule 13D reflect the Apollo Members’ percentage or pecuniary interest in the 61,552,258 shares of Common Stock held of record by Nalco LLC, based on the Apollo Members’ percentage interest in the outstanding membership interests of Nalco LLC, and excludes the balance of such shares which represent the other Sponsors’ and the management members’ percentage interest in Nalco LLC.  The shares of Common Stock shown as beneficially owned by Management and Advisors V include the shares of Common Stock shown as beneficially owned by the Apollo Members.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, each of the Apollo Members and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, each of the

Apollo Members and Advisors V.  Because voting and dispositive decisions of Nalco LLC with respect to the Common Stock of the Issuer require the approval of at least two of the Sponsors, the Apollo Members, Management, Advisors V, AIFVM and Capital Management V each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Sponsors or by Nalco LLC, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

On August 18, 2005, the Underwriters (as defined in Item 6 herein), exercised their over-allotment option to purchase an additional 4,350,000 shares of Common Stock from Nalco LLC.  The closing of such sale is expected to occur on August 22, 2005.

(a)  See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 141,663,369 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in the Registration Statement.

(b) See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d)  In accordance with the terms of the Nalco LLC Limited Liability Company Operating Agreement, and if approved by the board of directors of Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:
Underwriting Agreement

On August 11, 2005, Nalco LLC entered into an Underwriting Agreement with Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC (collectively, the “Underwriters”), and the Issuer for the sale by Nalco LLC of an aggregate of 29,000,000 shares of Common Stock, and, at the election of the Underwriters, up to 4,350,000 additional shares to cover over-allotments (the “Over-Allotment Shares”).  Closing of the sale occurred on August 17, 2005.  On August 18, 2005, the Underwriters exercised their option to purchase the Over-Allotment Shares.  Closing of the sale of the Over-Allotment Shares is expected to occur on August 22, 2005.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

Lock-Up Agreements
In connection with the Underwriting Agreement, on August 11, 2005 each of the Apollo Members entered into a lock-up agreement with the underwriters whereby they each agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 90 days from August 11, 2005, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of Goldman, Sachs & Co.  See the Form of Lock-Up Agreement which is filed as Exhibit 2 to this Amendment No. 1 to Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-126642) as filed by the Issuer on August 4, 2005).
Exhibit 2:	Form of Lock-Up Agreement (as set forth in Annex III(a) of the Underwriting Agreement).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	August 19, 2005	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 19, 2005	APOLLO/NALCO ACQUISITION LLC

		BY:	APOLLO MANAGEMENT V, L.P.,
its Manager

			BY:	AIF V Management, Inc.
its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 19, 2005	AP NALCO L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 19, 2005
APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 19, 2005	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President